Filed by Frontline Ltd.
Commission File No. 001-16601
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Frontline Ltd.

Commission File No. for Registration Statement
on Form F-4 filed by Frontline Ltd.: 333-206542

The following is a copy of the press release issued by Frontline Ltd. on November 18, 2015, announcing a conference call to discuss preliminary third quarter results.

FRO - Invitation to Q3 2015 Results Conference Call and Webcast

Frontline Ltd.'s preliminary third quarter 2015 results will be released on Tuesday November 24, 2015 and a webcast and conference call will be held at 3:00 p.m. CET (9:00 a.m U.S. Eastern Time). The results presentation will be available for download from the Investor Relation section at www.frontline.bm ahead of the conference call.

In order to attend the conference call you may do one of the following:

a. Webcast
Go to the Investor Relation section at www.frontline.bm and follow the "Webcast" link.

b. Conference Call
PARTICIPANTS DIAL IN TELEPHONE NUMBERS:

International Dial-In/UK Local	+44(0)20 3427 0503
Norway Toll Free	800 56054
UK Toll Free	0800 279 4841
USA Toll Free	1877 280 2342
USA Local	+1212 444 0895
Conference ID	8145275

Participants will be asked for their full name & Conference ID.

A Q&A session will be held after the teleconference/webcast. Information on how to submit questions will be given at the beginning of the session.

The presentation material which will be used in the teleconference/webcast can be downloaded from www.frontline.bm.

REPLAY DETAILS (available for 7 days)
Replay Access Number	8145275
International Dial-In/UK Local	+44 (0)20 3427 0598
Norway Dial-In	+47 2100 0498
USA Local	+1 347 366 9565
National free phone - United Kingdom	0800 358 7735
National free phone - United States of America	1866 932 5017
Participant information required: Full name & company